UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Invesco Ltd.
(Name of Issuer)

Common Shares, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, MA 01111 Attention: Michael O'Connor (800) 767-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G491BT108	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Massachusetts Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,891,929

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,936,145

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,936,145

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No. G491BT108	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MassMutual Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,569,376

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,613,592

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,613,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G491BT108	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MM Asset Management Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,569,376

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,569,376

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,569,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common shares, par value $0.20 per share (the “Common Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 1555 Peachtree Street, N.E., Suite 1800, Atlanta, GA.

Item 2.  Identity and Background.

(a) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  This Schedule 13D is being filed by: (i) Massachusetts Mutual Life Insurance Company (“MassMutual”), (ii) MassMutual Holding LLC (“MassMutual Holding”) and (iii) MM Asset Management Holding LLC (“MM Asset Management”).

(b) The principal business address of each of the Reporting Persons is 1295 State Street, Springfield, MA, 01111.

(c) The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The principal business of MassMutual Holding is that of a holding company for certain MassMutual entities. The principal business of MM Asset Management is that of a holding company for certain asset managers.

The officers and directors of MassMutual are as follows:

Officers:	Country of Citizenship:
Roger W. Crandall, Chairman, President and Chief Executive Officer	United States of America
Susan M. Cicco, Head of Human Resources and Employee Experience	United States of America
M. Timothy Corbett, Chief Investment Officer	United States of America
Michael R. Fanning, Head of MassMutual U.S.	United States of America
Pia Flanagan, Chief of Staff to the CEO	United States of America
Geoffrey Craddock, Chief Risk Officer	United States of America & United Kingdom
Michael O'Connor, General Counsel	United States of America
Gareth F. Ross, Head of Enterprise Technology and Experience	United States of America & Ireland
Elizabeth A. Ward, Chief Financial Officer and Chief Actuary	United States of America
Eddie Ahmed, Head of MassMutual International LLC	Australia
Thomas M. Finke, Chairman and Chief Executive Officer of Barings LLC	United States of America

Board of Directors:	Country of Citizenship:
Roger W. Crandall	United States of America
H. Todd Stitzer	United States of America & United Kingdom
Karen Bechtel	United States of America
Mark T. Bertolini	United States of America
Kathleen A. Corbet	United States of America
James H. DeGraffenreidt, Jr.	United States of America
Isabella D. Goren	United States of America (through naturalization)
Jeffrey M. Leiden, M.D., Ph.D.	United States of America
Laura J. Sen	United States of America
William T. Spitz	United States of America

The sole owner of MassMutual Holding is MassMutual, and the sole owner of MM Asset Management is MassMutual Holding.

(d) – (e) During the last five years, none of the Reporting Persons nor any of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MassMutual is a Massachusetts mutual life insurance company. MM Holding and MM Asset Management are each Delaware limited liability companies.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 17, 2018, MM Holding, the Issuer and certain other parties entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer agreed to acquire the OppenheimerFunds investment management business of MassMutual (the “Transaction”) for aggregate merger consideration consisting of up to: (a) 81,859,308 Common Shares and (ii) $4.0 billion in liquidation preference of a new class of Series A preference shares, par value $0.20 each (the “Preference Shares”), of the Issuer, subject to certain potential adjustments and the terms and conditions set forth in the Merger Agreement (collectively, the “Equity Consideration”).

On May 24, 2019, the Transaction was consummated and Invesco issued an aggregate of 81,772,889 Common Shares (including 6,056,274 restricted Common Shares) and 4,010,448 Preference Shares to MassMutual Holding and other employee shareholders of the OppenheimerFunds investment management business.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, a copy of which is identified as Exhibit B hereto and incorporated by reference herein.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:
The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.
The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).  Calculations of the percentage of Common Shares beneficially owned assumes that there are a total of 482,630,640 Common Shares outstanding (consisting of 400,857,751 Common Shares outstanding as of March 31, 2019, as reported in the Form 10-Q filed by the Issuer on April 25, 2019, and the 81,772,889 Common Shares (including 6,056,274 restricted Common Shares) issued in the Transaction).

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of May 30, 2019, MM Asset Management directly owns 75,563,041 Common Shares.  MassMutual Holding is the sole owner of MM Asset Management.  MassMutual is the sole owner of MassMutual Holding.

As of May 30, 2019, MassMutual may also be deemed to beneficially own an additional  373,104 Common Shares consisting of: (a) 44,216 Common Shares held in advisory accounts over which a wholly-owned subsidiary of MassMutual Holding may be deemed to have dispositive power, (b) an aggregate of 6,335 Common Shares held by funds registered under the Investment Company Act of 1940 (“1940 Act Funds”) that are sub-advised by a wholly-owned subsidiary of MM Asset Management, over which such subsidiary may be deemed to have voting and dispositive power and (c) an aggregate of 322,553 Common Shares held by 1940 Act Funds that are sub-advised by non-affiliated sub-advisers that MassMutual may be deemed to have beneficial ownership over due to an ability to terminate such sub-advisory agreements within 60 days.  None of the Reporting Persons has any pecuniary interest in such 373,104 Common Shares as such term is used for purposes of Section 16 of the Exchange Act (as defined below).
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by MM Asset Management to the extent it directly holds the Issuer securities reported herein ). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days other than those set forth on Schedule I attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Certificate of Designation

The terms, rights, obligations and preferences of the Preference Shares are set forth in the Certificate of Designation of 5.9000% Fixed Rate Non-Cumulative Perpetual Series A Preference Shares of the Issuer (the “Certificate of Designation”), a copy of which is identified as Exhibit C hereto and incorporated by reference herein.

The Series A Preference Shares rank senior to the Common Shares, and at least equally with each other series of our preference shares that the Issuer may issue (except for any senior stock that may be issued with the requisite consent of the holders of the Series A Preference Shares and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up.  The holders of the Preference Shares do not have any preemptive or conversion rights.

The Preference Shares have a liquidation preference of $1,000 per share and a fixed cash dividend rate of 5.90% per annum, payable quarterly, in arrears, on a non-cumulative basis when, if and as declared by the Issuer’s Board.  However, if the Issuer has not declared and paid or set aside for payment full quarterly dividends on the Preference Shares for a particular dividend period, subject to certain exceptions, it may not declare or pay dividends on, or redeem, purchase or acquire, its Common Shares or other junior securities in the next succeeding dividend period.

The Preference Shares have no stated maturity and will not be subject to any sinking fund or other obligation of the Issuer to redeem or repurchase the Preference Shares. The Preference Shares will not be redeemable prior to the 21st anniversary of their original issue date.

The Preference Shares will not have any voting rights except as expressly required by law or the bye-laws of the Issuer, and except that the affirmative vote of the holders of a majority of all outstanding shares of the Preference Shares will be required (i) to authorize or increase the authorized amount of, or issue Preference Shares or any class or series of stock ranking senior to, the Preference Shares with respect to the payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of the Issuer (“Senior Security”), or to issue any obligation or security convertible into or evidencing the right to purchase any Preference Shares or any Senior Security, (ii) to authorize or approve certain mergers, amalgamations or consolidations of the Issuer unless the Issuer is the surviving corporation in the transaction and the Preference Shares remains outstanding or, if the Issuer is not the surviving corporation, the Preference Shares is not changed into anything other than a class or series of preference shares with rights and preferences substantially the same as those of the Preference Shares and (iii) for certain amendments to the Issuer’s organizational and governing documents. However, if the Issuer fails to declare and pay, in full, dividends on issued and outstanding Preference Shares, for at least six quarterly dividend periods for the Preference Shares, whether or not consecutive, the number of directors of the Issuer shall be automatically increased by two and holders of the Preference Shares will the right to elect such two additional members to the Board.  When cumulative dividends payable for all past dividend periods for any Preference Shares have been paid in full, the terms of the Preference Share directors so elected will terminate, and the number of directors will be reduced by two, and such voting right of the holders of Preference Shares will cease.

Shareholder Agreement

In connection with the closing of the Transaction, MassMutual entered into a shareholder agreement (the “Shareholder Agreement”) with the Issuer. As described below, the Shareholder Agreement sets forth various arrangements and restrictions with respect to the governance of the Issuer and certain rights of MassMutual with respect to the Equity Consideration.

Board Nomination and Committee Representation Rights

Pursuant to the terms of the Merger Agreement and the Shareholder Agreement, William F. Glavin Jr. was designated by MassMutual to serve as a director of the Issuer.  Effective as of the closing of the Transaction, Mr. Glavin was appointed to fill a vacancy on the Board, with a term of office expiring at the Issuer’s Annual General Meeting of Shareholders in 2020.

The Issuer will continue to include MassMutual’s designee in its slate of nominees, and will continue to recommend such nominee, and will otherwise use reasonable best efforts to solicit the vote of the Issuer’s shareholders to elect to the Board the slate of nominees which includes the designee of MassMutual.  MassMutual will have the right to designate a nominee so long as it and its controlled affiliates continue to beneficially own at least (i) 10% of the issued and outstanding Common Shares or (ii) 5% of the issued and outstanding Common Shares and $2 billion in aggregate liquidation preference of the Preferred Shares. So long as MassMutual retains the right to designate a nominee to the Board, subject to certain exceptions, the Issuer will not be permitted to increase the total number of directors comprising the Board to more than twelve persons without the prior approval of MassMutual’s designee.

For so long as MassMutual has the right to designate a director nominee, to the extent permitted by applicable law (including any requirements under the Exchange Act, the Internal Revenue Code or the rules of the New York Stock Exchange), effective as of January 1, 2020 MassMutual’s designee shall be entitled to be a member of each standing committee of the Board.  In the event that such applicable laws do not permit MassMutual’s designee to serve on certain committees of the Board, such designee will be entitled to serve as an observer on such committee(s) to the extent permitted by law.

Ownership Limit and Standstill Restrictions

Subject to certain exceptions, for as long as MassMutual has the right to designate a nominee to the Board, MassMutual shall not, and shall not permit any of its controlled affiliates to, directly or indirectly, acquire or propose to acquire any Common Shares that would cause MassMutual and its controlled affiliates to beneficially own Common Shares representing more than 22.5% of the total voting power of the issued and outstanding Common Shares.

In addition, for as long as MassMutual has the right to designate a nominee to the Board, MassMutual and its controlled affiliates are subject to other customary standstill provisions.

Voting Agreement

The Shareholder Agreement requires that, for so long as MassMutual has the right to designate a nominee to the Board, and subject to certain exceptions, it must vote, and must cause its controlled affiliates to vote, all Common Shares beneficially owned by them as recommended by the Board on all matters relating to (i) the election of directors, (ii) matters approved or recommended by the Compensation Committee of the Board, (iii) any change of control transaction that the Board (so long as it includes MassMutual’s designee) has unanimously recommended in favor of or against, as applicable, and (iv) any transaction that arises out of a breach by MassMutual of its standstill restrictions.  MassMutual and its controlled affiliates are, however, permitted to vote all of their Common Shares in their sole discretion with respect to any change of control transaction presented to the holders of Common Shares for their vote and not opposed or supported by the Board (so long as it includes MassMutual’s designee) on a unanimous basis and not arising out of a breach by MassMutual of its standstill restrictions under the Shareholder Agreement.

Additionally, with certain exceptions, as long as MassMutual and its controlled affiliates beneficially own at least 20% of the issued and outstanding Common Shares as of the record date for a vote or action by written consent to be taken by the holders of Common Shares on any matter, MassMutual shall, and shall cause its controlled affiliates to, vote or act by written consent with respect to any such matter as recommended by the Board.

Preemptive Rights

For as long as MassMutual has the right to designate a nominee to the Board, if the Issuer proposes to issue additional voting securities or securities convertible or exchangeable for any voting securities, then, subject to certain exceptions, MassMutual has the right to purchase an amount of such securities so that, following the issuance, MassMutual and its controlled affiliates will continue to beneficially own the same percentage of the issued and outstanding voting securities of the Issuer as they owned immediately prior to such issuance.

Transfer Restrictions

Subject to certain exceptions specified in the Shareholder Agreement, MassMutual and its controlled affiliates cannot transfer (other than to MassMutual’s controlled affiliates): (i) any of their beneficially owned Common Shares until the earlier of May 24, 2021 and the consummation of a transaction constituting a change of control of the Issuer and (ii) any of their beneficially owned Preference Shares until the earlier of May 24, 2024, the date that the credit rating of the Preferred Shares is downgraded by specified rating agencies to below investment grade (as specified in the Shareholder Agreement) and the consummation of a transaction constituting a change of control of the Issuer.

Following the period specified above and for so long as MassMutual has the right to designate a nominee to the Board, MassMutual and its controlled affiliates will continue to be subject to certain restrictions on transfers of Common Shares.

In the event that MassMutual or any of its controlled affiliates intend to transfer any Preferred Shares other than to an affiliate, subject to the restrictions described above, the Issuer has a right of first offer to purchase any or all of the shares proposed to be transferred.

Consent Rights

The Shareholder Agreement provides MassMutual with certain customary minority consent rights, including that as long as MassMutual has the right to designate a nominee to the Board, the Issuer may not, without MassMutual’s prior written approval, among other things: change its capital structure in a manner reasonably likely to result in a two-level (or greater) corporate ratings downgrade; amend its organizational documents in a manner that would adversely affect MassMutual’s rights compared to the Issuer’s shareholders generally; subject to certain exceptions, become party to acquisitions of any person or business involving the issuance of the Issuer’s capital stock constituting more than 10% of the total voting power of the Issuer’s capital stock issued and outstanding immediately after completion of such acquisition; or adopt a shareholder rights plan.

Registration Rights

The Shareholder Agreement provides for customary rights to registration under the Securities Act of 1933, as amended, with respect to any Common Shares and Preferred Shares beneficially owned by MassMutual, including the Issuer’s agreement to provide demand, underwritten offering and piggy-back registration rights with respect to such Common Shares and Preferred Shares.

This Item 6 (and other Items of this Statement) does not provide complete descriptions of the Merger Agreement, Certificate of Designation or Shareholder Agreement, and such descriptions are qualified in their entirety by reference to full text of such agreements, which are included as exhibits to this Schedule 13D and incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of June 3, 2019, by and among the Reporting Persons.

Exhibit B
Agreement and Plan of Merger, dated as of October 17, 2018, by and among Invesco Ltd., Gem Acquisition Corp., Gem Acquisition Two Corp., MM Asset Management Holding LLC, and Oppenheimer Acquisition Corp. (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2018, and incorporated herein by reference), as amended by the First Amendment to the Agreement and Plan of Merger, dated April 11, 2019 (attached as Exhibit 10.4 to the Form 10-Q of Invesco Ltd., filed on April 25, 2019 and incorporated herein by reference) and the Second Amendment to the Agreement and Plan of Merger, dated May 24, 2019 (filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2019, and incorporated herein by reference).

Exhibit C
Certificate of Designation of the 5.9000% Fixed Rate Non-Cumulative Perpetual Series A Preference Shares of the Issuer (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2019, and incorporated herein by reference).

Exhibit D
Shareholder Agreement, dated as of May 24, 2019 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2019, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:June 3, 2019

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

MASSMUTUAL HOLDING LLC

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

MM ASSET MANAGEMENT HOLDING LLC

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

SCHEDULE I
60-Day Transaction History
The following transactions were effected during the past 60 days by funds registered under the Investment Company Act of 1940 that are sub-advised by non-affiliated sub-advisers of MassMutual and which such sub-advisory agreement may be terminated by MassMutual within 60 days:
Trade Date	Shares Purchased/(Sold)	Weighted Average Price
4/3/2019	(494)	$20.012800
4/3/2019	(4,133)	$20.012800
4/4/2019	(476)	$20.239100
4/4/2019	(2,361)	$20.239100
4/8/2019	(461)	$20.526900
4/8/2019	(2,313)	$20.526900
4/12/2019	(2,285)	$21.290100
4/16/2019	(1,267)	$21.470900
4/16/2019	(4,690)	$21.470900
4/17/2019	(451)	$21.553300
4/17/2019	(1,235)	$21.660000
4/17/2019	(2,084)	$21.553300
4/25/2019	(1,856)	$22.037800
4/25/2019	(9,098)	$22.037800
4/26/2019	(222)	$21.658700
4/26/2019	(1,231)	$21.770000
4/26/2019	(1,083)	$21.658700
5/10/2019	(2,755)	$21.259300
5/10/2019	(11,813)	$21.259300
5/14/2019	(950)	$20.451800
5/14/2019	(4,489)	$20.451800
5/15/2019	(1,287)	$20.244297
5/15/2019	(6,081)	$20.244300
5/23/2019	(1,413)	$20.211700
5/23/2019	(8,817)	$20.211700
5/24/2019	(2,601)	$20.424198
5/24/2019	(12,605)	$20.424700
5/28/2019	(513)	$20.324300
5/28/2019	(2,320)	$20.324300
5/29/2019	(1,773)	$19.958400
5/29/2019	(8,009)	$19.958400

The above transactions were effected on the open market.